

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

<u>Via Facsimile</u>
Michael Rosenberger
Chief Executive Officer
American Restaurant Concepts, Inc.
12763 Clear Springs Drive
Jacksonville, FL 32225

      Re: American Restaurant Concepts, Inc.
            Form 8-K Filed July 24, 2012
            File No. 000-54226

Dear Mr. Rosenberger:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Craig D. Wilson

                 Craig D. Wilson
                 Senior Assistant Chief Accountant